UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 25)*
AutoNation, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05329W102
(CUSIP Number)

John G. Finley, Esq.	David A. Katz, Esq.
Simpson Thacher & Bartlett LLP	Wachtell, Lipton, Rosen & Katz
425 Lexington Avenue	51 West 52nd Street
New York, New York 10017	New York, New York 10019
(212) 455-2000	(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 28, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05329W102	Page	2	of	19

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		58,645,096

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		58,645,096

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	3	of	19

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	4	of	19

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,189,155

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,189,155

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	5	of	19

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		79,223,286

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,223,286

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	05329W102	Page	6	of	19

1	NAME OF REPORTING PERSON CBL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,712,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,712,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	7	of	19

1	NAME OF REPORTING PERSON Tynan, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	8	of	19

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		61,964

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,964

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	9	of	19

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		73,289,502

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,289,502

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	05329W102	Page	10	of	19

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		221,701

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,701

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05329W102	Page	11	of	19

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		79,415,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,415,250

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	05329W102	Page	12	of	19

1	NAME OF REPORTING PERSON William C. Crowley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		192,406

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		192,406

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	79,607,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.0%

14	TYPE OF REPORTING PERSON

	IN

     This Amendment No. 25 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”). This Amendment No. 25 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.
     The Filing Persons are filing this Amendment No. 25 to report that Investments has entered into certain agreements as described in Item 4 hereof.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following:
     On January 28, 2009, Investments and its affiliates entered into agreements (collectively, the “Letter Agreements”) with the Issuer, Toyota Motor Sales, U.S.A., Inc. (“Toyota”) and American Honda Motor Co., Inc. (“Honda”) relating to the Issuer’s manufacturer framework agreements with Toyota and Honda, respectively. Among other things, the Letter Agreements contain waivers by Toyota and Honda of all rights and remedies available to them pursuant to the manufacturer framework agreements with respect to the acquisition by Investments and its affiliates of 50% or more of the voting stock of the Issuer. The effectiveness of the waivers in the Letter Agreements is subject to certain conditions, including compliance by Investments and its affiliates with the following covenants:
•	Investments and its affiliates will appear at each stockholders meeting of the Issuer or otherwise cause all of their Shares to be counted as present for the purpose of establishing a quorum; and

•	Investments and its affiliates will vote all Shares they collectively own in excess of fifty percent (50%) of the then outstanding Shares (such number of Shares, the “Additional Shares”) on each matter subject to a stockholder vote in the same proportion as all outstanding Shares not owned by Investments and its affiliates are actually voted on such matter.
     Under the terms of the Letter Agreement with Honda, Honda has agreed not to assert its right to purchase the Issuer’s Honda and Acura franchises and/or similar remedies under the manufacturer framework agreement between Honda and the Issuer in the event that Investments and its affiliates acquire fifty percent (50%) or more of the then outstanding Shares. In addition, the Issuer has agreed to use best efforts to provide that its Board of Directors (the “Board”) will be comprised of a majority of directors who qualify as “independent” directors under the listing standards of the New York Stock Exchange (the “NYSE”) Listed Company Manual and who would qualify as “independent” directors of Investments under the listing standards of the NYSE Listed Company Manual, if Investments was an NYSE-listed company. Furthermore, the Letter Agreement with Honda provides that Honda’s consent does not apply to a “going private” transaction under Rule 13e-3 of the Securities Exchange Act of 1934. In addition, Investments and its affiliates agreed not to pledge, or grant a security interest in, any of their Shares, except (i) with the consent of Honda in accordance with applicable Honda policies or (ii) if the pledgee or grantee agrees that (x) it will never attempt to vote any of the pledged Shares (except to approve Honda-approved transfers of such Shares) or exercise managerial control over any listed dealership and (y) its interest in any of the pledged Shares will be limited to proceeds derived from the sale of such Shares to the extent of the outstanding balance of the note secured by such Shares. The terms and conditions of the Letter Agreement with Honda will only apply at such time and for so long as Investments and its affiliates own fifty percent (50%) or more of the then outstanding Shares.

     Under the terms of the Letter Agreement with Toyota, Toyota has agreed not to assert its right to purchase the Issuer’s Toyota and Lexus franchises and/or similar remedies under the manufacturer framework agreement between Toyota and the Issuer in the event that Investments and its affiliates acquire more than fifty percent (50%) of the then outstanding Shares. Furthermore, the Issuer has agreed that the Board will be comprised of a majority of directors who qualify as “independent” directors under the listing standards of the NYSE Listed Company Manual and who would qualify as “independent” directors of Investments under the listing standards of the NYSE Listed Company Manual, if Investments was an NYSE-listed company. The Issuer has also agreed not to merge, consolidate or combine with any entity owned or controlled by Investments and its affiliates unless Toyota consents thereto. In addition, the Letter Agreement with Toyota provides that in the event that the Issuer appoints a Chief Operating Officer who either is not Michael E. Maroone or does not, in the good faith judgment of the Board, have sufficient breadth and depth of experience, a relevant, successful automotive track record and extensive successful automotive experience, Investments and its affiliates will, under circumstances required pursuant to a process set forth in the Letter Agreement with Toyota, be required to divest their Additional Shares within nine (9) months. If Investments and its affiliates fail to divest their Additional Shares within such nine-month period, their voting interest will be limited to twenty-five percent (25%), and if Investments and its affiliates do not divest their Additional Shares within eighteen (18) months, they will lose all voting rights, until, in each case, Investments and its affiliates divest their Additional Shares. The terms and conditions of the Letter Agreement with Toyota will only apply at such time and for so long as Investments and its affiliates own more than fifty percent (50%) of the then outstanding Shares and will terminate on December 31, 2009 (the “Termination Date”) only with respect to those Shares acquired by Investments and its affiliates after the Termination Date, except that Investments and its affiliates may seek successive annual one-year extensions, and Toyota will not unreasonably withhold or delay its consent to any such proposed extension.
     The foregoing summaries of the Letter Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are incorporated by reference as Exhibits 3 and 4 hereto and are incorporated herein by reference.
     Also on January 28, 2009, in connection with the Letter Agreements, Investments and the Issuer entered into a separate agreement further limiting the manner in which Investments and its affiliates may vote their Shares (the “ESL Agreement”). Pursuant to the ESL Agreement, until January 28, 2010 and for so long as Investments and its affiliates own forty-five percent (45%) or more of the outstanding Shares:
•	Investments and its affiliates will appear at each stockholders meeting of the Issuer or otherwise cause all of their Shares to be counted as present for the purpose of establishing a quorum; and

•	Investments and its affiliates will vote all Shares they collectively own in excess of forty-five percent (45%) of the then outstanding Shares on each matter subject to a stockholder vote in the same proportion as all outstanding Shares not owned by Investments and its affiliates are actually voted on such matter.
     The foregoing summary of the ESL Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is incorporated by reference as Exhibit 5 hereto and is incorporated herein by reference.
     The Issuer has also entered into agreements with other major vehicle manufacturers (collectively, the “Other Agreements”) relating to the Issuer’s manufacturer framework agreements with these manufacturers which, like the Letter Agreements, included waivers by such manufacturers of all rights and remedies available to them pursuant to the manufacturer framework agreements with respect to the acquisition by Investments and its affiliates of 50% or more of the voting stock of the Issuer. Neither Investments nor any of its affiliates are party to any of the Other Agreements.
     Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule

13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)-(b) As of January 29, 2009, the Filing Persons may be deemed to beneficially own an aggregate of 79,607,656 Shares (approximately 45.0% of the outstanding Shares based on the Issuer having 176,853,283 Shares outstanding on November 3, 2008, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED		SHARES	POWER		POWER	POWER		POWER
ESL Partners, L.P.	79,607,656	(1)	45.0%	58,645,096		0	58,645,096		0
ESL Institutional Partners, L.P.	79,607,656	(1)	45.0%	221,701		0	221,701		0
ESL Investors, L.L.C.	79,607,656	(1)	45.0%	12,189,155		0	12,189,155		0
ESL Investments, Inc.	79,607,656	(1)	45.0%	79,223,286	(2)	0	79,223,286	(2)	0
CBL Partners, L.P.	79,607,656	(1)	45.0%	5,712,083		0	5,712,083		0
Tynan, LLC	79,607,656	(1)	45.0%	2,406		0	2,406		0
ESL Investment Management, L.P.	79,607,656	(1)	45.0%	61,964		0	61,964		0
RBS Partners, L.P.	79,607,656	(1)	45.0%	73,289,502	(3)	0	73,289,502	(3)	0
RBS Investment Management, L.L.C.	79,607,656	(1)	45.0%	221,701	(4)	0	221,701	(4)	0
Edward S. Lampert	79,607,656	(1)	45.0%	79,415,250	(5)	0	79,415,250	(5)	0
William C. Crowley	79,607,656	(1)	45.0%	192,406	(6)	0	192,406	(6)	0

(1)	This number consists of 58,645,096 Shares held by ESL, 221,701 Shares held by Institutional, 12,189,155 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 190,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)	This number consists of 58,645,096 Shares held by ESL, 221,701 Shares held by Institutional, 12,189,155 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)	This number consists of 58,645,096 Shares held by ESL, 12,189,155 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)	This number consists of 221,701 Shares held by Institutional.

(5)	This number consists of 58,645,096 Shares held by ESL, 221,701 Shares held by Institutional, 12,189,155 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)	This number consists of 2,406 Shares held by Tynan and 190,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.
     (c) Other than a grant of director stock options to purchase 20,000 Shares made by the Issuer to Mr. Crowley on January 2, 2009, there have been no transactions in Shares by any of the Filing Persons between November 21, 2008, the date of the last amendment on Schedule 13D, and January 29, 2009.
     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The response to Item 4 hereof is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
     Exhibit 3: Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)
     Exhibit 4: Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)
     Exhibit 5: Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2009

ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

	By:	RBS Partners, L.P., as its manager

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

	By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

TYNAN, LLC

By:	/s/ William C. Crowley Name: William C. Crowley
Title: Member

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner

By:	/s/ Edward S. Lampert Name: Edward S. Lampert
Title: Managing Member

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

William C. Crowley

EXHIBIT INDEX

Exhibit No.	Description

3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)

4	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)

5	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009)